WEST PHARMACEUTICAL SERVICES, INC.
EXECUTIVE OFFICER INCENTIVE-BASED COMPENSATION RECOVERY POLICY
(Effective October 2, 2023)

PURPOSE

The Board of Directors (the “Board”) of West Pharmaceutical Services, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of covered incentive compensation in the event of an “Accounting Restatement” (as defined below) and in other covered circumstances described below.

This Policy includes mandatory provisions that are designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D- 1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”). This Policy also includes discretionary provisions, which shall be interpreted by the Board broadly but in a manner that does not override Rule 10D-1 or the Listing Standards.

POLICY

1. ADMINISTRATION

Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, as may be necessary or appropriate as to matters within the scope of such other committees’ responsibility and authority.

Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company (or its affiliates, if applicable) to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2. DEFINITIONS

In addition to the terms defined above, as used in this Policy, the following definitions shall apply:

•“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Audit Committee or authorized officer(s) of the Company concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

•“Code” means the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

•“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

•“Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission (“SEC”).

•“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is received for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive- Based Compensation award is attained, even if the payment or grant of such Incentive- Based Compensation occurs after the end of that period.

3. MANDATORY COVERED EXECUTIVES AND COMPENSATION

The mandatory provisions this Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive- Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

The mandatory provisions of this Policy does not apply with respect to (1) any compensation received while an individual was serving in a non-executive capacity prior to becoming a Covered Executive nor (2) any individual who is an executive officer on the date the Company is required to prepare an Accounting Restatement but was not an executive officer at any time during the performance period that ended during the Applicable Period. Compensation that is not covered by the mandatory provisions may be Discretionary Covered Compensation subject to the remaining provisions of this Policy as described below.

4. MANDATORY RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION IN THE EVENT OF AN ACCOUNTING RESTATEMENT

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recover the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period.

5. ERRONEOUSLY AWARDED COMPENSATION: AMOUNT SUBJECT TO RECOVERY

The amount of “Erroneously Awarded Compensation” subject to mandatory recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes that may have been incurred, accrued, paid or should have been paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive- Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE to the extent required by applicable law or rule.

6. RECOVERY METHOD

The Administrator shall determine, in its sole discretion to the extent permitted by applicable law or regulation, the timing and method for promptly recovering Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Code and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recover Erroneously Awarded Compensation in compliance with this Policy unless the Administrator (or Compensation Committee if the Administrator is not the Compensation Committee) has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

(a)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to the NYSE;

(b)Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

(c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Code.

7. RECOVERY OF DISCRETIONARY COVERED COMPENSATION

Notwithstanding anything else in this Policy to the contrary, with respect to Executive Officers, the Administrator also may, in its sole and absolute discretion exercised at any time, and subject to applicable law recover compensation paid to a Covered Executive that meets this Section 7.

(a)Discretionary Covered Compensation. For purposes of this Section 7, Discretionary Covered Compensation includes amount payable pursuant to any annual, quarterly or similar bonus plan, performance-vesting equity awards, and time-vesting equity awards (including stock options and restricted stock units).

(b) Calculation Errors. Even if no financial results are restated, if any Discretionary Covered Compensation is paid, earned or vested, should have been less than the amount calculated due to mathematical errors, fraud, misconduct or gross negligence, the Company may seek repayment of an award from any Covered Executive during the three-year period following the payment of the award.

(c) Detrimental Conduct. If a Covered Executive who has received Discretionary Covered Compensation directly or indirectly engages in conduct that competes with the Company, or any conduct that is materially inimical, contrary, harmful to, or not in the best interests of the Company or if such Covered Executive fails to comply with any of the material terms and conditions of a Discretionary Covered Compensation award (unless the failure is remedied within ten days after having been notified of such failure), then subject to the requirements of applicable law and any valid agreements to the contrary, the Company has the discretion to immediately cancel any and all such awards and require that the such Covered Executive repay all or any portion of such an award, including the gain realized on the exercise of a stock option, stock appreciation right or the disposition of any other equity-based award. To be subject to this Section 7, the detrimental conduct must have occurred while the Covered Executive was rendering service to the Company, or during the six-month period following the later of (1) the date the Covered Executive ceases rendering service to the Company or, (2) the date the award is paid (or an option or stock appreciation right is exercised).

(d) Administrative Discretion. Unless the Board determines otherwise, the Administrator has the sole and absolute authority to determine whether to exercise its discretion to seek repayment or cancel any Discretionary Covered Compensation and what portion thereof should be recovered or canceled. The Administrator shall consider all relevant facts and circumstances in exercising their discretion. These facts and circumstances include: (1) the materiality of any changes to calculations or financial results, (2) the potential windfall received by the Covered Executive, (3) the culpability and involvement of the Covered Executive, (4) the controls in place to limit misconduct or incorrect reporting, (5) the period during which any misconduct occurred, (6) any other negative repercussions experienced by the Covered Executive, (7) the period that has elapsed since the date of any misconduct and (8) the feasibility and costs of recovering the Discretionary Covered Compensation.

8. NO INDEMNIFICATION OF COVERED EXECUTIVES

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation or Discretionary Covered Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

9. ADMINISTRATOR INDEMNIFICATION

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10. ENFORCEMENT; APPLICABLE LAW; JURISDICTION; INJUNCTIVE RELIEF

(a)The Board intends that this Policy will be applied to the fullest extent permitted by applicable law. The Company has the authority to seek recovery through any available means including litigation or the filing of liens, if necessary. The Company also has the authority, to the extent permitted by law, to deduct the amount to be repaid from any amounts otherwise owed to the Covered Executive, including wages or other compensation, fringe benefits, or vacation paid. Whether or not the Company elects to make any deduction, if the Company does not recover the full amount that it has determined should be recovered, the Covered Executive must immediately repay the unpaid balance. To the maximum extent permitted by applicable law, by agreeing to accept an award or other incentive-based compensation, each Covered Executive consents to the Company’s right to make these deductions.

(b)This Policy shall be governed by the federal laws of the United States of America, and, as applicable, the Commonwealth of Pennsylvania.

(c) Any dispute which may arise between individuals covered by this Policy shall be adjudicated before a court located in Chester County, Pennsylvania and Covered Executives agree to submit to the exclusive jurisdiction of the federal and state courts of the Commonwealth of Pennsylvania located in Chester County, Pennsylvania or the Eastern District of Pennsylvania.

(d) If a court of competent jurisdiction holds that all or a portion of this Policy is unenforceable for any reason, by accepting Incentive-Based Compensation or Covered Discretionary Compensation from the Company, each Covered Executive and the Company agree to modify such provision, or allow a court of competent jurisdiction to have the power to modify such provision, to reduce the scope of such provision, or to add or delete specific words or phrases, and, in its modified form, the provision shall then be enforced.

(e) By accepting Incentive-Based Compensation or Covered Discretionary Compensation, a Covered Executive further agrees that a breach of this Policy will cause the Company and its Affiliates immediate and irreparable harm for which the Company’s remedies at law (such as money damages) will be inadequate. The Company shall have the right, in addition to any other rights it may have, to obtain an injunction to restrain any breach or threatened breach of the Policy.

(f) If the Company is successful in seeking repayment under this Policy and a Covered Executive does not immediately agree to repay applicable amounts under this Policy such that the Company must commence an enforcement action, the Covered Executive agrees to reimburse the Company for all reasonable costs and expenses, including any attorney’s fees, required to bring such enforcement action.

11. EFFECTIVE DATE AND RETROACTIVE APPLICATION

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of the foregoing, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

12. AMENDMENT; TERMINATION

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

13. OTHER RECOVERY RIGHTS AND CLAIMS

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of repayment under this Policy is in addition to, and not in lieu of, any other remedies or rights of repayment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

14. NO THIRD-PARTY BENEFICIARIES

Nothing expressed or implied in this Policy is intended, or shall be construed, to confer upon or give any person or entity other than the Covered Executives and the Company any rights or remedies under or by reason of this Policy.

15. SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.